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                              KENMAR GLOBAL TRUST

                          UNAUDITED ACCOUNT STATEMENT
                        FOR THE MONTH ENDING JULY 31, 2000


                           STATEMENT OF INCOME (LOSS)
                           -------------------------

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                     ($357,355.50)
Change in Unrealized Gain/(Loss)                                  $119,597.55
Gain/(Loss) on Other Investments                                     ($777.66)
Brokerage Commission                                             ($186,559.98)
                                                                 ------------
Total Trading Income                                             ($425,095.59)


EXPENSES
Audit Fees                                                              $0.00
Administrative and Legal Fees                                       $9,480.00
Management Fees                                                         $0.00
Incentive Fees                                                          $0.00
Other Expenses                                                          $0.00
                                                                 ------------
Total Expenses                                                      $9,480.00

Interest Income                                                    $99,134.60

NET INCOME (LOSS) FROM THE PERIOD                                ($335,440.99)
                                                                 ============

                 STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)


Beginning of Month            $20,351,994.99
Addition                          $69,000.00
Withdrawal                      ($521,899.32)
Net Income/(Loss)               ($335,440.99)
                              --------------
Month End                     $19,563,654.68

Month End NAV Per Unit                $95.86

Monthly Rate of Return                 -1.65%
Year to Date Rate of Return            -3.73%

         To the best of our knowledge and belief, the information above is accurate and complete:
Kenneth A. Shewer, Chairman                           Marc S. Goodman, President

                   Kenmar Advisory Corp., General Partner of
                              Kenmar Global Trust

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ALLOCATION OF
ASSETS TO ADVISORS

              AUG 1      JUL 1
              2000       2000
              -----      -----
Beacon
                4%         4%
Bridgewater
               38%        37%
Grinham
               23%        24%
Sunrise
               16%        16%
Transtrend
               19%        19%

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KENMAR GLOBAL TRUST
JULY 2000 SUMMARY

AUGUST 14, 2000

Kenmar Global Trust (KGT) ended July down 1.7%, net of fees and expenses. There were no outstanding gains or losses in the month; instead, performance was negatively impacted by cumulative small losses in currencies, global stock indices and energies. Positions in global interest rates, metals, grains and tropicals generated gains. The Net Asset Value per Unit of KGT was $95.86 as of July 31, 2000.

MARKET OVERVIEW

The only thing constant in the financial markets, year-to-date, has been the volatility, and July was no exception. Before recent data showing strong U.S. growth, investors were cautiously optimistic that the Fed would leave rates unchanged. There is less optimism today, but no consensus either, regarding the near-term outlook for interest rates in the U.S. or elsewhere. European bonds were mixed but prices tumbled at month-end on the stronger-than-expected U.S. data. Meanwhile, the path of least resistance for the euro was still down, despite evidence of economic strength in the euro-zone; by month-end the euro was threatening to slide back toward its record low against the U.S. dollar. Exacerbated by recent weakness in Japanese stocks, a lack of confidence in the nation's economic recovery, and corporate bankruptcies, the yen also proved vulnerable, dropping sharply against major currencies during the month. Surpluses continued to depress world prices in agricultural commodities, except for sugar where expectations of a supply shortfall boosted prices to the highest level in over two years. Elsewhere, palladium prices rose sharply following repeated export delays from Russia.

PERFORMANCE SUMMARY

Energies proved most challenging for KGT as individual markets grew more volatile. Crude oil prices fell at the outset on expectations that Saudi Arabia would increase production, but prices soared at mid-month after OPEC took a production hike off the agenda. The news surprised the market but was soon followed by reports that Saudi Arabia would increase



       PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

KENMAR GLOBAL TRUST
JULY 2000 SUMMARY

output despite opposition by other OPEC members, pushing prices lower again. Except for small gains in gasoline, positions in energies were unprofitable. Elsewhere, KGT recorded gains in the Japanese yen, as the currency fell against the U.S. dollar; these gains were largely offset by unprofitable positions in the euro. Meanwhile, small profits in U.S. stock indices were offset by unprofitable positions in European and Pacific Rim stock indices. European and Pacific Rim interest rates, on the other hand, were profitable for KGT, offsetting declines in the U.S. sector. Gains in metals chiefly reflected profitable positions in copper as prices continued to rise on increasing demand and in gold where prices fell following disappointing bids at the latest Bank of England auction. Meanwhile, sugar prices reached their highest level in two years on continued expectations for a supply shortfall. Positions in sugar contributed to gains for KGT in tropicals.


To the best of my knowledge and belief, the above information is accurate and complete.



Sincerely,

/s/ ESTHER ECKERLING GOODMAN

Esther Eckerling Goodman
Chief Operating Officer and Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust






        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS